VF 3-5-03

** AIP 3/4/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011268

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 2 6 2003 PROCESSING WASH. D.C.

SEC FILE NUMBER
8- 47298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~D.M. Leonard & Company~~ Leonard Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy, (City) Michigan (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald M. Leonard (248) 952-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy. (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M. Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRANISLAV D. MILOSEVIC
Notary Public, Macomb County, MI
My Commission Expires 08/06/2003

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD & COMPANY

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

LEONARD & COMPANY

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Leonard & Company

We have audited the accompanying balance sheets of Leonard & Company as of December 31, 2002 and 2001 and the related statements of stockholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leonard & Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 19, 2003

LEONARD & COMPANY
BALANCE SHEET
December 31, 2002 And 2001

ASSETS

	2002	2001
Cash	$ 63,908	$ 135,896
Accounts receivable:		
Brokers, dealers and clearing organization	483,784	346,503
Deposit - clearing organization	75,000	75,090
Amounts due from salesmen	39,653	9,072
Amount due from parent company (Note 5)	1,813,500	600,000
Prepaid expenses	20,152	2,249
	$2,495,997	$1,168,810

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable:		
Commissions due sales representatives	$ 506,836	$ 377,914
Note Payable – Regulatory Agency (Note 6)	3,884	9,375
Total liabilities	510,720	387,289
Stockholders' equity:		
Preferred Stock, par value $100 per share, 60,000 shares authorized; 17,350 shares issued (Note 4)	1,735,000	585,000
Common stock, no par value; 60,000 shares authorized; 10,000 shares issued	43,000	43,000
Paid-in capital	325,000	325,000
Retained earnings (deficit)	(117,723)	(171,479)
Total stockholders' equity	1,985,277	781,521
	$ 2,495,997	$ 1,168,810

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2002 And 2001

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, December 31, 2000	$ -	$ 43,000	$ 300,000	$ (37,762)	$ 305,238
Net loss for the year ended December 31, 2001				(133,717)	(133,717)
Sale of 5,850 shares of Series A Preferred Stock (Note 4)	585,000				585,000
Contribution of capital from Parent Company			25,000		25,000
Balance, December 31, 2001	585,000	43,000	325,000	(171,479)	781,521
Net income for the year ended December 31, 2002				147,475	147,475
Sale of 2,000 shares of of Series A Preferred Stock (Note 4)	200,000				200,00(
Redemption of 500 shares of Series A Preferred Stock (Note 4)	(50,000)				(50,00
Sale of 10,000 shares of Series 2 Preferred Stock (Note 4)	1,000,000				1,000,0(
Dividends paid on Preferred Stock (Note 4)				(93,719)	(93,7
Balance, December 31, 2002	$ 1,735,000	$ 43,000	$ 325,000	$ (117,723)	$ 1,985,2

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2002 And 2001

	2002	2001
Income:		
Commissions and fees	$5,316,198	$4,888,757
Interest	174,372	136,609
Total income	5,490,570	5,025,366
Commissions and clearing charges:		
Commissions paid sales representatives	3,652,195	3,385,534
Clearing charges	417,294	359,236
Total commissions and clearing charges	4,069,489	3,744,770
Gross profit from operations	1,421,081	1,280,596
Selling, general and administrative expenses	1,273,606	1,414,313
Income (loss) before provision for taxes	147,475	(133,717)
Provision for taxes:		
Federal income taxes (Note 2)	-	-
Michigan Single Business Taxes	-	-
Total provision for taxes	-	-
Net income (loss)	$ 147,475	$(133,717)

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2002 And 2001

	2002	2001
Increase (decrease) in cash:		
Cash flows from operating activities:		
Commissions and fees received	$ 5,178,917	$ 5,042,266
Interest income	174,462	136,519
Commissions paid sales representatives	(3,553,854)	(3,750,272)
Clearing charges	(417,294)	(359,236)
Selling, general and administrative expenses paid	(1,297,000)	(1,420,134)
Deposits	-	18,900
Net cash provided (used) by operating activities	85,231	(331,957)
Cash flows from investing activities:		
Advances to Parent Company	(1,213,500)	(600,000)
Net cash used by investing activities	(1,213,500)	(600,000)
Cash flows from financing activities:		
Proceeds from sale of preferred stock, net	1,150,000	585,000
Dividends paid on preferred stock	(93,719)	-
Paid in capital received from Parent Company	-	25,000
Net cash provided by financing activities	1,056,281	610,000
Net increase (decrease) in cash	(71,988)	(321,957)
Cash at beginning of year	135,896	457,853
Cash at end of year	$ 63,908	$ 135,896

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2002 And 2001
(Continued)

	2002	2001
Reconciliation of net income (loss) to net cash provided (used) by operating activities:		
Net income (loss)	$ 147,475	$ (133,717)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable – brokers, dealers, clearing organization and salesmen	(167,862)	144,437
Prepaid expenses	(17,903)	(2,249)
Deposits	90	18,810
Increase (decrease) in:		
Accounts payable - commissions due sales representatives	128,922	(355,666)
Accounts payable – other	-	(12,947)
Note payable – Regulatory Agency	(5,491)	9,375
Total adjustments	(62,244)	(198,240)
Net cash provided (used) by operating activities	$ 85,231	$ (331,957)

See accompanying notes.

LEONARD & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 And 2001

Note 1 - ORGANIZATION

Leonard Financial Corporation, doing business as Leonard & Company, a securities broker-dealer, is a wholly owned subsidiary of Donald M. Leonard Investment Company, (the Parent Company). See Note 5 for related transactions with the Parent Company.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company and its Parent file separate income tax returns.

Federal income taxes in the amount of approximately $41,000 for the year ended December 31, 2002 were offset by available net operating loss carryforward from prior years.

In addition, the Company has available a net operating loss carryforward of approximately $22,000 to offset against future taxable income.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2002, the Company's net capital was $99,906 and its required net capital was $34,048. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 5.11 to 1.

Note 4 – PREFERRED STOCK

In September 2001, the Company amended their articles of incorporation to authorize 60,000 Shares of preferred stock to be issued in various series.

In an offering dated September 10, 2001, the Board of Directors authorized the sale of 10,000 shares of $100 par value, cumulative non-voting Series A preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi annually at a rate of 15% per annum, commencing April 1, 2002. The offering closed April 3, 2002.

In a second offering, dated April 4, 2002, the Board of Directors authorized the sale of 10,000 shares of $100 par value, cumulative non-voting Series 2 preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi-annually at a rate of 11% per annum, commencing July 1, 2002.

The shares of Series A and Series 2 preferred stock are callable by the Company any time after twelve (12) months at $105 per share. Shareholders may redeem their preferred stock at par value, $100 per share, on the anniversary date of the original purchase of preferred shares.

The preferred stock outstanding as of December 31, 2002 is summarized as follows:

	Number of Shares	Amount
Series A	7,350	$ 735,000
Series 2	10,000	1,000,000
	17,350	$1,735,000

Dividends paid during the year ended December 31, 2002 on the preferred stock are summarized as follows:

	Amount
Series A	$ 90,087
Series 2	3,632
	$ 93,719

Subsequent to December 31, 2002, the Board of Directors declared a dividend to Series 2 Preferred Stock shareholders of record January 1, 2003, payable on January 2, 2003. The total dividends paid amounted to $34,813.

Note 5 – TRANSACTIONS WITH PARENT COMPANY

The Company and its Parent, Donald M. Leonard Investment Company operate under a management agreement whereby the Parent will pay all or a portion of the expenses of Leonard & Company including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs and managerial salaries. The Parent Company will charge the Company a management fee to cover these expenses and services. Leonard & Company will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts.

For the years ended December 31, 2002 and 2001, the Parent Company charged Leonard & Company management fees of $1,243,313 and $1,345,701, respectively, which is included in Selling, General and Administrative Expenses in the accompanying Statement of Operations.

Also during the year ended December 31, 2001, the Parent Company contributed to Leonard & Company additional capital in the amount of $25,000.

In addition, the Company has made advances to the Parent. These advances resulted in a receivable from the Parent as of December 31, 2002 and 2001 in the amount of $1,813,500 and $600,000, respectively.

Note 6 – NOTE PAYABLE – REGULATORY AGENCY

The note payable Regulatory Agency in the amount of $3,884 and $9,375 at December 31, 2002 and 2001, respectively is due to the National Association of Securities Dealers and is payable in monthly installments of $500 with interest at 7.75% per annum.

Note 7 - CONTINGENCIES

At December 31, 2002, the Company was involved in various arbitration proceedings with the National Association of Securities Dealers regarding claims by individuals for losses on investments. In the opinion of management these claims are without merit and will be defended vigorously, but the outcome cannot be predicted at this time.

SUPPORTING SCHEDULES

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

1.	Total ownership equity	$1,985,277
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	1,985,277
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	1,985,277
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	(1,880,371)
	b. Other deductions and/or charges	(5,000)
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	99,906
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1{f})	
	c. Trading and investment securities:	
	Stocks:	
	Haircut necessary to carry firm owned securities	-
10.	Net capital	99,906
11.	Minimum net capital requirement (6 2/3% of line 19)	34,048
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	34,048
14.	Excess net capital (line 10, less 13)	$ 65,858

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 510,720
19.	Total aggregate indebtedness	$ 510,720
20.	Percentage of aggregate indebtedness to net capital	511%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Leonard & Company and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 65,858
Differences due to:	
Decrease to minimum net capital requirement due to decrease in aggregate indebtness	(142)
Net adjustments to non-allowable assets	2,628
Excess per the Company's Part IIA, FOCUS Report	$ 68,344

LEONARD & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2002

Leonard & Company is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."

LEONARD & COMPANY

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

Board of Directors and Stockholders
Leonard & Company

In planning and performing our audit of the financial statements of Leonard & Company for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2003